Mail Stop 3-8

      							 June 20, 2005



By Facsimile and U.S. Mail

Mr. J.A. Cardwell, Sr.
Petro Stopping Centers Holdings, L.P.
Chairman and Chief Executive Officer
6080 Surety Drive
El Paso, TX 79905

      Re:    Form 10-K for the Year Ended
      	December 31, 2004
                Filed October 29, 2004
      	File No`s.  1-13018, 333-87372,
      	   333-87371-01 and 333-25189-01

Dear Mr. Cardwell:

	We have reviewed your response dated May 13, 2005 to our
comment
letter dated April 29, 2005 and have the following additional
comments.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a copy of the redacted version of your response letter dated May 13, 2005 on EDGAR as correspondence.

Item 8. Financial Statements and Supplementary Data, page 26
Consolidated Balance Sheets, page 26

2. We note your response to comment 4 in our letter dated April
29,
2005. In consideration of the relevant facts and circumstances and the accounting guidance issued subsequent to ASR 268 we presently view these instruments to be within the scope of SFAS No. 150. Please refer to the Scope section of EITF Topic No. D-98.

3. We note the conditional redemption existing with the call option held by PSCH expired on August 1, 2002. When this conversion option expired the warrants were no longer conditional obligations and became mandatorily redeemable on October 1, 2009, a specified and determinable date. See paragraph A9. of SFAS No. 150. Please advise or amend your Form 10-K as of December 31, 2004 to revise your consolidated financial statements and related disclosures to present the warrants as liabilities measured at fair value in accordance with
SFAS No. 150. Include the disclosures required by paragraph 37 of APB
No. 20.

4. We note your response to comment 5 in our letter dated April
29,
2005. You indicate Mobil Long Haul, the holder of the Class B Preferred Partnership, holds the option to convert the preferred partnership interests into common interests in PSCH at any time prior to the mandatory redemption date. The option to convert Class B Preferred Partnership interests into a 3.9% common partnership interest is a conditional obligation held by Mobil Long Haul, since it was known at inception and requires you to settle in a fixed monetary amount. The mandatory redemption on the tenth anniversary of the 1999 transaction is an unconditional obligation within the scope of SFAS No. 150 and ASR 268 is no longer applicable. The presence of both the conditional and unconditional obligations noted
above would require the instrument to be presented as a liability
and
measured at fair value within the scope of paragraph 12(a) SFAS
No.
150.   Please advise or amend your Form 10-K as of December 31,
2004
to revise your consolidated financial statements and related disclosures to present the Class B Preferred Partnership interest as a liability measured at fair value in accordance with SFAS No. 150.
Include the disclosures required by paragraph 37 of APB No. 20.

Consolidated Statements of Cash Flows, page 22

5. We note your response to comments 8 and 16 in our letter dated April 29, 2005. Please clarify the accounting treatment for purchased receivables included in your response. Please tell us how you account for your purchase of receivables from your franchise locations in accordance with SFAS No. 140, or another applicable accounting pronouncement. Include the following in your response:
* Please tell us if both you and your franchisees meet all of the conditions of sale accounting and your present accounting treatment for the purchased receivables. See paragraphs 9 - 11 of SFAS No. 140;
* If you account for the transfer of assets as a sale, please tell us the amount of gains or losses recognized on the purchase of receivables and their classification in your statement of operations for the years ended December 31, 2004, 2003 and 2002;
* Or, tell us if both you and your franchisees account for purchased receivables as secured borrowings including your consideration of the criteria preventing you from applying sale accounting. See paragraph
15 of SFAS No. 140; and
* In your response, please show us what your revised disclosure will look like for the related party effects of the transfer of assets. See SFAS No. 57.
In your response please illustrate the journal entries for you and your franchisees for the sales, purchases, gain recognition and cash collections on receivables including the classifications for these entries in your balance sheet and statements of operations and cash flows. Also, please clarify whether or not the company owned Petro locations record revenue in your consolidated statements of operations for the sales of merchandise or services to third party customers generated at Petro franchise locations.

(18) Subsequent Events, page 53

6. We note your response to comment 17 in our letter dated April
29,
2005. Please confirm your analysis of the Blue Beacon and Bordentown locations includes all four acquisitions disclosed in your footnote.
Further, please tell us what consideration you gave to aggregating acquisitions from a single franchisee in consideration of the criteria "under common control or management" in Rule 3-05(a)(3)(i)
of Regulation S-X. In this regard, we note from your disclosure on page 53 that at least 2 of the acquisitions were from one franchisee.
Please advise us if the Blue Beacon and Bordentown acquisitions were from one franchisee. If so, on an aggregated basis your analysis indicates the acquisitions exceed the prescribed threshold. Please advise or revise your filing as appropriate.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.





		If you have any questions regarding our comment, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841 if you have any questions regarding our comment on the financial statements.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. J.A. Cardwell, Sr.
Petro Stopping Centers Holdings LP
June 20, 2005
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